UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 1)

IMMUNE DESIGN CORP.

(Name of Subject Company)

IMMUNE DESIGN CORP.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45252L103

(CUSIP Number of Class of Securities)

Carlos Paya, M.D., Ph.D.

President, Chief Executive Officer and Director

Immune Design Corp.

1616 Eastlake Ave E., Suite 310

Seattle, Washington 98102

(206) 682-0645

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Laura Berezin, Esq.

Ben Beerle, Esq.

Cooley LLP

101 California St, 5th Floor

San Francisco, CA 94111

(415) 693-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Immune Design Corp., a Delaware corporation (“Immune Design”), with the Securities and Exchange Commission on March 5, 2019, relating to the offer by (i) Merck Sharp & Dohme Corp., a New Jersey corporation (“Parent”), and (ii) Cascade Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), to purchase all of the issued and outstanding shares of common stock of Immune Design, $0.001 par value per share, (the “Shares”) for $5.85 per Share, to be paid to the seller in cash, without interest and subject to any applicable withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 2019 (as it may be amended or supplemented from time to time), and the related Letter of Transmittal (as it may be amended or supplemented from time to time).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and restated by deleting the sentence under the heading “Legal Proceedings” on page 40 of the Schedule 14D-9 and replacing it with the following paragraph:

“Beginning on March 11, 2019, two putative class-action lawsuits were filed on behalf of purported Immune Design stockholders: the first captioned Tullman v. Immune Design Corp., et al., No. 2:19-cv-00350 (filed March 11, 2019 in the United States District Court for the Western District of Washington) (the “Tullman Complaint”) and the second captioned Hutchings v. Immune Design Corp., et al., No. 2:19-cv-00373 (filed March 14, 2019 in the United States District Court for the Western District of Washington) (the “Hutchings Complaint” and together with the Tullman Complaint, the “Complaints”). The Complaints were filed against Immune Design and each member of Immune Design’s board of directors. The Complaints assert claims for violations of Sections 14(e) and 20(a) of the Securities Exchange Act and allege, among other things, that this Schedule 14D-9 omits certain material information, which the Complaints allege render the information disclosed materially misleading. The Complaints seek to enjoin the proposed transaction, or in the event the proposed transaction is consummated, to recover money damages.”

Item 8 of the Schedule 14D-9 is hereby amended and restated by deleting the third paragraph under the heading “Antitrust Compliance” on page 40 of the Schedule 14D-9 and replacing it with the following paragraph:

“On March 5, 2019, each of Parent and Immune Design filed its respective Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer. The required waiting period under the HSR Act with respect to the Offer was terminated early by the FTC on March 15, 2019. Accordingly, the condition to the Offer requiring that any applicable waiting period under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the satisfaction or waiver of the remaining conditions set forth in the Offer to Purchase.”

1.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IMMUNE DESIGN CORP.

By:	/s/ Carlos Paya, M.D., Ph.D.
Name:	Carlos Paya, M.D., Ph.D.
Title:	President and Chief Executive Officer

Dated: March 15, 2019